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                                                                 EXHIBIT (A)(12)
                              KUHLMAN NEWS RELEASE
For Immediate Release:                                          January 22, 1996
                          KUHLMAN RAISES BID IN TENDER
                         OFFER FOR COMMUNICATION CABLE,
                     EXTENDS TENDER OFFER UNTIL FEBRUARY 15
Kuhlman Corporation (NYSE:KUH) today announced that its wholly-owned subsidiary, Kuhlman Acquisition Corp., would increase the purchase price in its previously-announced tender offer for any and all outstanding shares of common stock of Communication Cable, Inc. (NASDAQ:CABL) from $13 1/16 per share to $14 per share, net to the seller in cash.
Kuhlman also announced that it would extend the expiration time of the tender offer from 5:00 p.m., New York City time, on January 31, 1996, to the same time on Thursday, February 15, 1996.
Kuhlman stated that it was taking these actions in response to the announcement this morning that Communication Cable had signed a definitive agreement with Pentair, Inc., providing for a merger of CCI with a Pentair subsidiary at a cash price of $13.50 per share of outstanding CCI common stock. Communication Cable also announced that it had granted Pentair an option to purchase up to 300,000 shares of CCI common stock at $13.50 per share and had agreed to pay Pentair a $1,000,000 termination fee, plus expenses of up to $250,000, if CCI is acquired by Kuhlman.
Kuhlman's Chairman and Chief Executive Officer, Mr. Robert S. Jepson, Jr., had this to say: "We are appalled at the manner in which CCI's Board of Directors has mishandled its legal duty to obtain the best possible deal for CCI's shareholders. It was obvious that Kuhlman would outbid Pentair if given a fair chance -- and indeed we have now done so -- all without using "lock-up fees" or "lock-up options", which in essence prevent CCI shareholders from receiving maximum value. It is unfortunate that CCI's Board of Directors voted to back a merger deal with Pentair and made a million-dollar gift to Pentair with CCI's shareholders' money."
"We are considering our rights and remedies against CCI and its directors. Since we cannot expect CCI's Board to act in the best interests of CCI's shareholders, we have decided to take our $14.00 offer directly to CCI's shareholders. We are confident that they will understand which offer is in their best interests."
Full details of the actions taken today by Kuhlman with respect to its tender offer will be disclosed promptly to Communication Cable shareholders in a written supplement to Kuhlman's November 29, 1995 Offer to Purchase.
At the close of business on Friday, January 19, 1996, Kuhlman owned 315,703 shares (approximately 11.2% on a fully-diluted basis) of CCI's common stock. Kuhlman Corporation is a holding company engaged in two core business segments:
1) Electrical Products which manufactures and markets electrical products such as electrical and electronic wire and cable products; and distribution, power and instrument transformers; and 2) Industrial Products which manufactures and markets industrial products such as turbochargers, engine cooling fans, fan drives and vibration dampers used in medium and heavy duty diesel engines, light, medium and heavy duty trucks, and agricultural and construction equipment; and spring products and metal stampings for automotive and nonautomotive applications.
For further information, contact:
                     Investor Relations
                     Kuhlman Corporation
                     3 Skidaway Village Square
                     Savannah, Georgia 31411
                     Telephone (912) 598-7809